Exhibit (a)(5)(ii)

News Release

Contact:             David Amy, EVP & CFO

Lucy Rutishauser, VP-Corporate Finance & Treasurer

(410) 568-1500

Sinclair Announces Completion and Results of Tender Offer for 6% Debentures

(BALTIMORE)  October 19, 2010 — Sinclair Television Group, Inc. (“Sinclair”), a wholly-owned subsidiary of Sinclair Broadcast Group, Inc. (the “Company”) (Nasdaq: SBGI), today announced the completion of its tender offer for up to $60.0 million of the Company’s outstanding 6.0% Convertible Subordinated Debentures due 2012 (CUSIP No. 829226AV1) (the “Debentures”).  As of 12:00 midnight, New York City time on October 18, 2010 (the “Expiration Date”), holders representing approximately 45.3% ($58.0 million) in principal amount of the Debentures had validly tendered and not validly withdrawn their Debentures.

Pursuant to the terms of the tender offer, all of the remaining $70.0 million principal amount of Debentures not tendered will remain outstanding and the terms and conditions contained in the applicable indenture governing such Notes will remain unchanged.

Sinclair expects to settle the tender offer on or around October 19, 2010 using the proceeds from its recent private placement of $250 million aggregate principal amount of 8.375% senior unsecured notes due 2018.

Under the terms of the tender offer, any Debentures validly tendered and not validly withdrawn on or prior to the Expiration Date will be purchased at a purchase price of $987.50 per $1,000 in principal amount. Tendering holders will also receive accrued and unpaid interest from the last interest payment date to, but excluding, the settlement date.

Sinclair Broadcast Group, Inc., one of the largest and most diversified television broadcasting companies, currently owns and operates, programs or provides sales services to 58 television stations in 35 markets.  The Company’s television group reaches approximately 22% of U.S. television households and includes FOX, ABC, CBS, NBC, MNT and CW affiliates.  The Company regularly uses its website as a key source of Company information and can be accessed at www.sbgi.net.

Forward-Looking Statements:

The matters discussed in this press release include forward-looking statements regarding, among other things, future operating results.  When used, the words “outlook,” “intends to,” believes,” “anticipates,” “expects,” “achieves,” and similar expressions are intended to identify forward-looking statements and information.  Such forward-looking information is subject to a number of risks and uncertainties.  Actual results in the future could differ materially and adversely from those set forth in the forward-looking information as a result of various important factors, including and in addition to the assumptions set forth therein, but not limited to, the impact of changes in national and regional economies, the volatility in the U.S. and global economies and financial credit markets which impact Sinclair’s and the Company’s ability to forecast or refinance their respective indebtedness as it comes due, successful execution of outsourcing agreements, pricing and demand fluctuations in local and national advertising, volatility in programming costs, the market acceptance of new programming, the CW Television and MyNetworkTV programming, Sinclair’s news share strategy, local sales initiatives, the execution of retransmission consent agreements, the Company’s ability to identify and consummate investments in attractive non-television assets and to achieve anticipated returns on those investments once consummated, and the other risk factors set forth in the Company’s recent Current Reports on Form 8-K, Quarterly Reports on Form 10-Q and Annual Report on Form 10-K, as filed with the Securities and Exchange Commission.  There can be no assurance that the assumptions and other factors referred to will occur.  The Company and Sinclair undertake no obligation to update such forward-looking information in the future except as required by law.

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